

04015897

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Interactive Planning, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 Prosperous Place, Suite 17
(No. and Street)

Lexington (City) Kentucky (State) 40509 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence York (859) 263-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street, Suite 3000 (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence York, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of Interactive Planning Corp. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

This report contains: (check all applicable boxes)



(xx) (a) Facing Page

(xx) (l) An Oath or Affirmation

(xx) (o) Independent Auditors' Supplementary Report on Internal Control

INTERACTIVE PLANNING CORP.

Accountants' Report and Statement of Financial Condition

December 31, 2003



312 Walnut Street, Suite 3000
Cincinnati, OH 45202
513 621-8300 Fax 513 621-8345

bkd.com

Independent Accountants' Report

The Board of Directors
Interactive Planning Corp.
Lexington, Kentucky

We have audited the accompanying statement of financial condition of Interactive Planning Corp. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Interactive Planning Corp. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
January 28, 2004



INTERACTIVE PLANNING CORP.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	129,282
Commissions receivable		7,499
Advances to related party		38,800
Investments		3,300
Prepaid expenses and other assets		4,680
	$	183,561

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued liabilities	$	49,637
Subordinated note payable		50,000
Total liabilities		99,637
Stockholders' equity		
Common stock, no par value, 5,000 shares authorized, 2003 shares issued and outstanding		1,000
Additional paid-in capital		104,683
Deficit		(21,759)
Total stockholders' equity		83,924
	$	183,561

See Notes to Financial Statements.

INTERACTIVE PLANNING CORP.

Notes to Financial Statements

December 31, 2003

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Interactive Planning Corp. (Company) is a fully-disclosed registered broker/dealer of securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in nineteen states, primarily in the midwest and southwest. The Company does not carry security accounts for customers or perform custodial functions related to customer securities. The following is a summary of the Company's significant accounting policies.

Concentrations of Credit Risk

Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

The Company considers all liquid instruments with maturities of three months or less to be cash equivalents. At December 31, 2003, cash equivalents consisted primarily of money market accounts with brokers

Security Transactions

The Company executes and clears its trades under a fully disclosed reintroduction agreement with another broker and dealer of securities who is a wholly owned subsidiary of a minority shareholder of the Company. (See Note 2). Commissions from security transactions are recorded on a trade date basis. Commissions receivable are expected to be collected within 30 days of the trade. Based upon the nature of these receivables and historical collection information, an allowance for doubtful accounts is not required.

Investments

The Company records security transactions based on trade dates. Investments are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis.

INTERACTIVE PLANNING CORP.

Notes to Financial Statements

December 31, 2003

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effect of differences between financial statement and tax basis of assets and liabilities. Future tax consequences are recorded using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. A valuation allowance is established to reduce the deferred tax asset if it is more likely than not that a deferred tax asset will be realized.

Note 2: Related party transactions

Ancora Securities, Inc. (formerly BD Holdings, Inc.) (Ancora) is a minority stockholder of the Company. During 2003, Ancora provided all correspondent services in executing and clearing the Company's trades under a reintroduction agreement. Clearing costs under these agreements were approximately $48,373 in 2003.

The Company holds a $50,000 convertible subordinated note payable to Ancora. Under the terms of the agreement, interest accrues at 9% per annum and is payable monthly. The principal is due on January 31, 2011. Ancora may convert the debt to common stock of the Company, at any time prior to maturity, into such number of shares that would constitute a 33% interest in the Company. This subordinated debt has been approved by the NASD to be available in computing net capital under the SEC's uniform net capital rule. To the extent this debt is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The Company incurred $4,500 in interest expense on this debt agreement in 2003.

Capital Advisors Group provides primarily all the facilities, equipment and administrative support services for the Company. One of the majority stockholders of the Company is also the majority stockholder of Capital Advisors Group. During 2003 the Company paid $75,600 for facilities usage and administrative services.

Advances to related party represent noninterest bearing loans to the majority stockholder and president.

Note 3: Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $86,909, which was $36,909 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1.

Note 4: Commitments and contingencies

The Company may be involved in lawsuits or claims incidental to its securities business. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. In the opinion of management, any losses arising out of these issues, if any, will not be material to the Company's financial position.